

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2024

Jeffrey Karsh
Chief Executive Officer
1st stREIT Office Inc.
9595 Wilshire Boulevard #800
Beverly Hills, CA 90212

> **Re: 1st stREIT Office Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed on December 22, 2023**
> **File No. 024-12334**

Dear Jeffrey Karsh:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A filed December 22, 2023

How to Subscribe, page 152

1.   We note your disclosure that you will attempt to accept or reject subscriptions within 60 days of receipt. Please advise us how this feature of your offering complies with the prohibition in Rule 251(d)(3) against delayed offerings.

Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction